SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom’s presentation to financial analysts of second quarter 2003 revenues, TOP program achievements and first half 2003 preliminary results.

Q2 2003 Revenues,

H1 2003 preliminary results

and TOP program update

CAUTIONARY STATEMENT

This presentation contains, in particular in the sections Q2 revenue analysis, Growth initiative, TOP Q2 results and Conclusion forward-looking statements about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced FT 2005 plan, including the “15 + 15 + 15” plan and the TOP program, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de référence submitted to the COB on March 21, 2003 and in its filings on Form 20-F with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This presentation contains certain measures calculated based on French GAAP information. For a definition of these measures, please refer to slide n°53. In accordance with market authorities’ recommendations, France Telecom is not using anymore the acronym “EBITDA” for Operating income before depreciation, but the French acronym “REAA”.

Note: Reported figures are unaudited

Agenda

›    H1 2003 preliminary results

›    Q2 revenue analysis

›    TOP Q2 results

›    Organic growth initiatives

›    New guidance

Introduction

H1 2003: Key highlights

* On a pro forma basis (same perimeter in 2002 and excluding forex, REAA +23.5% and Op Profit +46.0% on actual basis)

** See glossary

H1 2003: Key financial figures

	H1 2003	H1 2002 Pro forma	H1 2002 Actual

Revenues	22,852	22,002	22,472

growth		+3.9%	+1.7%

REAA*	8,485	6,802	6,870

growth		+24.7%	+23.5%

Operating income	4,645	3,180	3,182

growth		+46.1%	+46.0%

Capex**	2,162	3,073	3,221

		-29.6%	-32.8%

H1 ahead of targets and consensus

•* See glossary

•** Capex excluding licenses

H1 phasing: Q2 better than Q1

Stronger performance in Q2

Forex impact in H1 2003

FT currency exposure

Over 5% impact on H1 revenue, but no major

threat on cash generation

H1 2003: Key initiatives

TOP program: ahead of targets

Refinancing/Re-capitalization completed

Eur 2.7bn disposals achieved*

Orange: driving ARPU with customer segmentation

New usage stimulation offers for fixed line in France

Wanadoo: Narrowband and Broadband development

Mobile growth at TP group, innovative offers at Equant

Growth initiatives program “Top-Line” Program launched

FT 2005 foundations in place

*Including Wind proceeds

Q2 revenue analysis

Q2 2003 Contributive Consolidated

Revenues by Segment

Euros in millions                                         +4.4% pro forma

                                                                         -3.3% actual

Pro forma growth accelerating in Q2 and ahead of consensus

Q2 2003 versus Q1 2003:

pro forma growth

Pro forma growth accelerating in Q2 (+4.4% vs +3.3% in Q1)

Q2 2003 Consolidated Contributive Revenues* Analysis:

Orange

Fixed Line,

Voice & Data Services in France

Wanadoo

Fixed Line,

Voice & Data Services outside France

*Consolidated revenues excluding intra group transactions

Orange: Q2 2003 total contributive*

consolidated revenues

+ 10.3% pro forma

+ 7.2% actual

ARPU trends will support future top line growth

*Contributive revenues in FT consolidated accounts

(Orange statutory revenues: Eur 4360 Mn, + 9.3% pro forma)

**Pro forma

Orange France and UK: customer base

Focus on customer value: 1 m net new contracts subscribers over 12 months

Source: ART for France

Orange: ARPU trends

ARPU stabilizing in France

Note: annual rolling ARPU

Orange: Q2 initiatives

›	Handset strategy

— 58,000 SPVs sold in France and UK by June 2003

›	WiFi contracts signed

— Accor: biggest worldwide WiFi contract, 7 year exclusivity, 1,300 hotels

— Air France: All 57 lounges, Roissy already operational

— Target of over 500 sites end 2003, over 2,000 sites end 2004

›	Network rollout

— Villes Orange (Toulouse and Lille) on track for 3G tests in H2 03

Preparing for future growth

Orange: Q2 initiatives

›	New tariffs to boost ARPU

– “Orange Pro”: new offer launched in April aimed to focus on high added value customers (13% of Orange

France’s gross contract connections in Q2 03)

– prepay tariffs increased in both France and the UK

›	New offers to boost usage and ARPU

– “Orange Gallery”: data kiosk launched early June, designed to increase data ARPU and usage

– “Orange Sans Limite”: 776,000 subscribers at the end of June 2003

– Success of the Learn campaign in the UK: number of active wap users increased by 40%, subscriptions to

Open Access (unlimited wap access) tripled in one month after launch

High single digit contributive pro forma revenue growth target for 2003

Fixed-line voice and data services in France: Q2 2003

Strong improvement of pro forma trends (-3.4% in Q1 2003)

Fixed-Line, Voice and Data Services in France:

Q2 2003 total contributive consolidated revenues

Improvement of revenues trends in Telephony (-2% in Q2 vs -4.8% in Q1)

*Pro forma

Fixed-Line Voice & Data Services in France:

Q2 2003: Calling Services

Slower decline in Q2 for local, Stability for long distance

Note: computation based on traffic interconnected with France Telecom network

Fixed-Line Voice & Data Services in France:

Subscribers with Fixed Line Telephony packages

Activation & leverage France Telecom’s subscriber base:

increasing loyalty, stabilizing ARPU, better revenue predictability

ADSL Domestic Market:

France Telecom Group Revenues

ADSL trends above expectations, 3 m lines targeted end 2003

*Mass market and SMEs

Fixed-Line, Voice & Data Services

in France:

New offers launched in H1 2003

*Trademark by France Telecom

Fixed-Line, Voice & Data Services

in France:

Revenue growth dynamic

Resilience of fixed line confirmed

Wanadoo: Q2 2003 total contributive* consolidated revenues

+ 27.5% pro forma

+ 32.1% actual

Both ARPU and subscribers growth drive access revenue increase

*Contributive revenues in FT consolidated accounts (Wanadoo statutory revenues: 661 million euros / +30%)

**Pro forma

Wanadoo: Q2 initiatives

›	New offers for narrowband

— New “Integrales” packages launched

›	WiFi offer launched on May 19

— Wireless access to a wide range of ADSL products

• for residential and professional markets

• Cross offering with Orange WiFi Hotspots

›	Communication tools and Search engine

— Experimentation of audio and video conference based on presence (as from July 2003)

— Project to index audio and video content

›	Yellow pages

— 262,000 advertisers on internet directories

(vs 225,000 end of Q2 2002)

25% to 30% contributive pro forma revenue growth target for 2003 confirmed

Fixed-Line, Voice & Data Services outside France:

Q2 2003 total contributive consolidated revenues*

Adverse economic context affecting growth

*Contributive revenues in FT consolidated accounts (statutory revenues for TP group: Pln 4 571 Mn / +3.5% for Equant:
$744.3 Mn / +0.6%)

**Pro forma

Fixed-Line Voice & Data Services outside France:

Q2 highlights

›	Equant:

• Equant introduced GPRS access and video over IP in product portfolio

• Direct Network Services and Integration Services revenue increase offset by decline in Indirect

Network Service and SITA contract

›	TP group:

• +3.8% growth pro forma for TP group

• Fixed line revenue erosion contained, market share gain (+1.6%)

• PTK Centertel market share increased from 30.6% in Q2 02 to 32.6% in Q2 03

• PTK Centertel customer base increased by 42.7% from Q2 02 to Q2 03

Low single digit contributive revenue pro forma growth targeted expected for 2003

TOP Q2 results

Q2 TOP: key drivers

Q2 confirms Q1 achievements

*On a pro forma basis

TOP: key figures

REAA-CAPEX improvement

Even better performance Q2 2003 than in Q1 2003

Sourcing: key drivers

Toward Eur4bn gain from sourcing in 2003-2005

*Additional 15% of total base managed locally

CAPEX: 3 series of parallel initiatives

CAPEX down 34% in Q2* and stronger selectivity

*On a pro forma basis

TOP Program: CAPEX analysis

CAPEX* for key item

Euro in millions	Q2 02 actual	Q2 02 proforma	Q2 03 actual	Q2 03/ Q2 02 proforma

Total Group CAPEX	1,876	1,723	1,145	-578
% of revenues	16%	16%	10%	5%

ow IT	322	314	278	-36

ow ADSL	32	33	50	17

ow Other Networks	360	372	173	-199

ow radio mobile 2G + 3G Equipment	641	581	374	-208

CAPEX level in 2003 will not jeopardize long term growth

(*) = excluding mobile licenses

TOP Program: CAPEX analysis

Breakdown of Euro 578m CAPEX reductions

by segment Q2 03 vs Q2 02 pro forma

Strong contribution from Orange and Fixed in France

OPEX: 3 series of parallel initiatives

Examples

OPEX down 4.6% in Q2*

*On a pro forma basis

TOP Program: OPEX analysis

Group key OPEX* items

Euro in millions	Q2 02 actual	Q2 02 proforma	Q2 03 actual	Q2 03/ Q2 02 proforma

Personnel Costs**	2,620	2,439	2,360	-79
% of revenues	22%	22%	20.6%

External Purchases	5,052	4,662	4,238	-424
% of revenues	42.6%	42.4%	36.9%

Other Charges	343	352	510	158

Total OPEX	8,015	7,453	7,108	-345
% of revenues	67.5%	67.8%	61.9%

* = net of capitalized costs

** Includes employees bonus plan and other provisions

Around 6 points OPEX to revenues margin gained in Q2 YoY

TOP Program: Opex analysis

Group external purchases* breakdown by key items

Euro in millions	Q2 02 actual	Q2 02 proforma	Q2 03 actual	Q2 03/ Q2 02 proforma

External Purchases*	5,052	4,662	4,238	-424

ow equipment purchase	815	755	736	-19

ow Interim+travels and living	203	180	78	-102

ow fees, consulting expenses (excl. IT)	385	345	266	-79

ow communication	337	308	260	-48

ow IT	213	212	176	-36

*Net of capitalized costs

Continuous improvement from Q1 (Eur 343m Pro forma gain)

Operating working capital trends

Operating working capital improvement expected end 2003

*: gross, before securitization

**: net

TOP: Q2 conclusion and next steps

›	Q2 better than Q1: TOP is on track

— Bigger Capex and revenues gains, REAA-Capex of EUR 3.2bn in Q2 03 vs EUR 3.1bn in Q1 03

›	Why TOP will continue on track:

— Sourcing impact to increase in H2 03 and 2004

• Wave 1 2003 targeted contribution 75% in H2,

• Wave 1 2004 targeted contribution in 2004 up 70% versus 2003

— OPEX projects also structured in sequential waves

— Improvement of operating working capital to increase over plan period

— Capex focused on growth

Re-engineering to bring full benefits going forward

Organic growth initiatives

“Top-Line” program

Beyond Q2

TOP is ahead of schedule, an opportunity for organic growth

Balancing group development

Two programs managed on similar principles

“Top-Line” program

Aiming at the upper range of +3 to +5% pro forma growth targets beyond 2003

“Top-Line” program: examples

“Top-Line” program status and detailed partnership and technology roadmap available for coming investor day

Innovation and cooperation:

Examples on Broadband

Target of over EUR 800m revenues in 2003 in Broadband

Innovation and cooperation: Highlight on Wifi

Innovation and cooperation: Highlight on Wifi

Enabling a seamless service with a multi-network company:

A case for leverage through cooperation and innovation

Conclusion

New 2003 guidance

*Excluding disposals (EUR 2.7 bn in H1 including Wind proceeds in July)

Toward FT ambition 2005

Glossary

›	Contributive Consolidated Revenues: consolidated revenues excluding intra-group transactions

›	Pro forma figures: figures of the preceding period adjusted to reflect the same scope of consolidation and exchange rates as in the current period

›	REAA: Operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

›	Capex: acquisitions of intangible and tangible assets, excluding GSM and UMTS licenses

›	Opex: operating charges before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

›	FCF (Free Cash Flow): net cash provided by operating activities, less net cash used in investing activities

›	DSO: Days of Sales Outstanding

›	ARPU: Mobiles network revenues for the previous twelve months

Mobiles weighted average customer base for the 12 month period

Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The mobiles weighted average customer base for the 12 months period is the average of the monthly average customer bases (calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 30, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information